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                                                                    EXHIBIT 99.1

QUARTERLY REPORT FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Management's discussion and analysis of the Company's financial position and operating results is based on its consolidated financial statements. It should be read in conjunction with the Company's most recent annual report and audited financial statements.

Certain statements in Management's discussion and analysis, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission filings.

All the financial information reflected herein is expressed in Canadian dollars. The financial statements included in this analysis also contain certain non gaap financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-gaap measures section.

OVERVIEW

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is a leading producer of coated boxboard in Europe.

Although the Company believes that its products, markets and geographical diversification help mitigate the adverse effects of industry conditions, the markets for some of its products, particularly containerboard and fine papers, are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by its customers, all of which affect selling prices and profitability.

FINANCIAL HIGHLIGHTS

                          FOR THE QUARTERS ENDED              FOR THE 9-MONTH PERIODS ENDED
                               SEPTEMBER 30                            SEPTEMBER 30
                    (in millions of Canadian dollars)       (in millions of Canadian dollars)
                         2003                2002                2003                2002
                   ----------------------------------------------------------------------------
Net sales                       792                 874               2,445               2,532
Operating income                 31                  74                  95                 220
Operating margin                3.9%                8.5%                3.9%                8.7%
Net earnings                      4                  34                  49                 129
   per share       $           0.04    $           0.41    $           0.59    $           1.58

QUARTER ENDED SEPTEMBER 30, 2003, COMPARED TO QUARTER ENDED SEPTEMBER 30, 2002

NET SALES. Net sales, which are sales less cost of delivery, decreased by $82 million, or 9%, to $792 million for the quarter ended September 30, 2003, versus $874 million for the same period in 2002.

A portion of the decrease in net sales during the period is due to lower shipments in the Boxboard and Fine paper groups. Shipments of corrugated products increased because of the acquisition of the Schenectady plant at the beginning of the second quarter. This acquisition also contributed to increasing volume sold internally from

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the containerboard mills. Businesses acquired during the last twelve months contributed to $10 million of additional sales during the quarter.

The impact of generally decrease shipments on net sales was amplified by lower selling prices in all of the Company's business segments. The depreciation of the U.S. dollar had a direct impact on export prices but also contributed to reducing Canadian dollar prices on the domestic market, reflecting the reality of North American pricing for several of the Company's product lines.

During the third quarter of 2003, all business groups took, in addition to scheduled maintenance downtime, some market-related shutdowns to adjust primary mill production levels to customer demand. This curtailment of production represented approximately 7% of global capacity in the Boxboard sector, 3% of capacity in the Containerboard sector, 14% of capacity in the Fine Papers sector and 3% of capacity in the Tissue sector. In addition, the Tissue sector reduced the output of some of its converting lines in order to reduce inventory levels.

Given the impact of the mentioned market-related curtailment of production and the decrease in shipments and price levels, net sales for the Packaging products segment decreased by $26 million, or 5%, to $479 million for the quarter ended September 30, 2003, versus $505 million for the same period in 2002.

Net sales for the Boxboard Group decreased by $18 million or 7% for the quarter ended September 30, 2003, compared to the same period in 2002. Primary mills volumes increased by approximately 1% in North America but decreased approximately 4% in Europe. The lower volumes in Europe reflected a weak market in both recycled and virgin grades. The European market was also impacted by reduced export sales to Asia and Great Britain, reflecting the weakness of the U.S. dollar and the British pound versus the Euro. During the quarter, European recycled mills took approximately 15,000 metric tonnes of market-related downtime, representing close to 16% of the quarterly European recycled boxboard capacity. In North America, price levels were generally lower, reflecting a devaluation of the U.S. dollar versus the Canadian dollar. A US$40 per short ton increase on Clay-Coated recycled Boxboard announced in the spring and reflected in official publication list prices during the course of the second quarter has been implemented with most customers.

Net sales for the Containerboard Group decreased by $12 million, or 7.5%, for the quarter ended September 30, 2003, compared to the same quarter in 2002. Shipments of corrugated containers, excluding the recently acquired Schenectady, New-York plant decreased 1% in the third quarter of 2003, compared to the same quarter in 2002. During the quarter, average net selling prices for containerboard decreased 13% compared to the same quarter in 2002, while net selling prices for corrugated products decreased 8%.

Net sales for the Specialty Products Group increased by $2 million, to $118 million for the quarter ended September 30, 2003, versus $116 million for the same period in 2002. Within this Group, the moulded pulp sector saw its contribution decrease by $2 million, mostly as a result of the sale of its retail egg carton business in the third quarter of 2002. The building materials sector also experienced a $4 million reduction in net sales, reflecting weaker market conditions but also a three-month strike in one of its plants. Net sales were also impacted by the appreciation of the Canadian dollar and the Euro compared to the U.S. dollar. Our Greenfield S.A.S. 50% joint venture, which was carried out during the first quarter of 2003 to acquire de-inked pulp assets in Chateau-Thierry, France provided an additional contribution of $7 million during the quarter.

Net sales for the Tissue paper Group decreased by $20 million, or 10,7%, to $167 million for the quarter ended September 30, 2003, versus $187 million for the same period in 2002. The decrease is explained by generally lower selling prices, resulting from the devaluation of the U.S. dollar, slow market activity, and a different mix of products sold. The decrease is also explained by lower selling prices on converted products, reflecting increased promotional activities in national brands.

Net sales for the Fine papers Group decreased by $ 30 million, or 15%, to $165 million for the quarter ended September 30, 2003, versus $195 million for the same period in 2002, mainly due to an 18,000 ton decrease in shipments from its manufacturing mills. The lower U.S. dollar impacted export and domestic prices, for both coated and uncoated papers. On a non-inflation adjusted basis, prices for coated papers were close to a twenty year low and foreign competition, notably Asian and European, showed no sign of relief. Net sales from the distribution division decreased $5 million, or 5%, to $101 million in the third quarter of 2003 compared to $106 million in 2002.

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OPERATING INCOME. The Company generated operating income of $31 million for the quarter ended September 30, 2003, compared to $74 million for the same period in 2002, representing a 58% decrease. The operating margin decreased from 8.5% in the third quarter of 2002 to 3.9% in the third quarter of 2003.

The most important factor explaining this decrease in operating income and margins is the price decrease experienced in most of the operating sectors, mostly the result of difficult market conditions in North America and Europe. The devaluation of the U.S. dollar which impacted the proceeds of export sales from Canada and Europe also contributed to reducing Canadian dollar prices on the domestic market, reflecting the reality of North American pricing for several of the Company's product lines.

On average, the cost of recycled papers, which represents more than 60% of the fibre cost, the most important component of the cost of sales, decreased during the third quarter. Average quarterly list prices for sorted office paper (SOP) mostly used by the Tissue and Boxboard groups, were on average 9% lower during the third quarter of 2003, when compared to the third quarter of 2002. Average quarterly list prices of old newspapers (ONP), mostly used by the Boxboard and moulded pulp sectors, decreased by 12% and the list price for old corrugated containers (OCC), mostly used by the Containerboard group decreased by 37% over the same period.

Natural gas costs, which stand amongst some of the most important energy costs for the Company, stood at $8.47 per gigajoule during the third quarter of 2003, compared to $7.32 per gigajoule during the third quarter of 2002, representing a 16% increase.

Cost of sales increased as a percentage of net sales because, the fixed portion of manufacturing costs had to be amortized over a lesser volume of production given generally lower shipments. Selling and administrative expenses also increased slightly as a percentage of net sales for the same reasons.

Operating income for the Packaging products segment decreased by $15 million, or 42% to $21 million for the quarter ended September 30, 2003, compared to $36 million for the same quarter in 2002. Shipments were lower in the Boxboard group, reflecting generally poor market conditions in North America and Europe, but were slightly higher in Containerboard, reflecting the increased integration of our primary mills with the Schenectady converting facility acquired in the second quarter as well as the additional volume of converting products sold from this plant.

Selling prices were also lower, a direct consequence of the devaluation of the U.S. dollar. A decreased U.S. dollar created a more competitive environment in North America and directly impacted Canadian domestic pricing. Operating margins were also adversely impacted by increased energy costs.

Operating income for the Tissue paper Group decreased by $17 million, or 61%, to $11 million for the quarter ended September 30, 2003, versus $28 million for the same period in 2002. Margins were lower as a result of higher energy costs but also as a result of weaker demand, especially in the away from home market. Net selling prices were also lower as a result of the devaluation of the U.S. dollar and a different mix of products sold between jumbo rolls and converted products.

Operating income for the Fine papers Group decreased by $11 million, to a negative amount of $4 million for the quarter ended September 30, 2003, versus $7 million for the same period in 2002. Prices for both uncoated and coated papers were weak, reflecting poor market conditions but also the depreciation of the U.S. dollar. On a non-inflation adjusted basis, prices for coated papers were close to a twenty year low, with European and Asian imports showing no sign of relinquishing. Volumes were impacted mostly due to a reduction in the production of commodity grades. A strategy is being implemented in order to increase emphasis on merchant sheet business and value-added grades. A restructuring of the sales forces in both the US and Canada is being put in place to support this strategy. In addition, the price of virgin fibre increased during the third quarter of 2003, showing an average quarterly list price of US$ 550 per metric tonne compared to an average of US$ 510 during the third quarter of 2002, or an 8% increase. Higher energy as well as market-related downtime also contributed to lowering operating margins. The negative operating income experienced by the Fine papers Group during the quarter has triggered an important cost reduction program at both our coated and uncoated mills. Besides having deferred most of our capital expenditure projects for both mills, we have notified employees in our Thunder Bay mill of our intent to reduce the workforce at this mill by 8% before year end.

DEPRECIATION AND AMORTIZATION. Depreciation and Amortization amounted to $35 million for the quarter ended September 30, 2003, relatively unchanged from the $36 million reported in the corresponding quarter of 2002.

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INTEREST EXPENSE. Interest expense increased by $4 million, to $22 million for the quarter ended September 30, 2003. This increase is mostly explained by the refinancing of substantially all of the credit facilities of the company, which substituted a portion of the Company's floating rate debt with $US 450 million of 7.25% senior notes. The company also proceeded during the quarter with an additional financing of $US 100 million of 7.25% senior notes at a price of 104.50% for an effective interest rate of 6.608%.

NET EARNINGS. As a result of the foregoing factors, net earnings decreased to $4 million or $0.04 per share for the quarter ended September 30, 2003 versus $34 million or $0.41 per share for the quarter ended September 30, 2002.

Results for the third quarter of 2002 include an after-tax foreign exchange loss on the translation of U.S. denominated long-term debt of $4 million or $0.05 per share.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATIONS. Cash flows from operations totalled $36 million for the third quarter of 2003 compared to $100 million for the same period in 2002. This reduction is primarily due to a decrease in profitability and uses of liquidity to fund the working capital requirements.

INVESTMENT ACTIVITIES. For the quarter ended September 30, 2003, investment activities required total net cash resources of $29 million. The Company invested $24 million in property, plant and equipment. The Company also invested $5 million in other assets, mainly to increase its participation in Boralex Inc., a significantly influenced company from 40% to 43%.

FINANCING ACTIVITIES. The company proceeded during the quarter with an additional financing of $US 100 million 7.25% senior notes due in 2013. The aggregate proceeds of this transaction were used to reduce a portion of the company's revolving credit facility.

Considering the dividends paid during the quarter amounting to $4 million and the additional financing undertaken by the Company, the total debt, including bank loan and advances, decreased by $10 million during the third quarter of 2003 when compared to the second quarter of 2003.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

NET SALES. Net sales, which are sales less cost of delivery, decreased by $87 million, or 3%, to $2.4 billion for the nine-month period ended September 30, 2003, versus $2.5 billion for the same period in 2002.

Businesses acquired over the last twelve months contributed to $73 million of net sales during the nine-month period ended September 30, 2003, with the tissue assets acquisition completed in June, 2002, explaining $58 million of this contribution. Selling prices were weaker in each of the Company's business sectors with the exception of the European Boxboard units, which benefited from an appreciation of the Euro in comparison with 2002, and the North-American folding carton operations. The depreciation of the U.S. dollar also had a direct impact on export prices and has contributed to reducing Canadian dollar prices on the domestic market, reflecting the reality of North American pricing for several of the Company's product lines.

Net sales of the Packaging products segment decreased slightly by $24 million or 1.6%, amounting to $1.5 billion for the first nine months of 2003 and 2002. Market-related downtime in all operating sectors and a general decrease in price levels were only partially offset by the additional contribution of the Schenectady box plant acquired early in the second quarter of 2003 and the additional contribution of the Greenfield S.A.S. 50% joint venture which was created during the first quarter of 2003.

Net sales for the Boxboard Group decreased by $16 million or 2% amounting to $704 million for the nine-month period ended September 30, 2003, compared to $720 million for the same period in 2002. Over the course of this period, primary mills shipments increased by approximately 2% in North America but came down by approximately 9% in Europe. The lower volumes in Europe reflected a weak demand, especially in recycled grades. The appreciation of the Euro compared to the Canadian dollar mitigated the impact of lower volumes, explaining an increase of $28 million in net sales during the first nine months of 2003, compared to the first nine months of 2002.

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Net sales for the Containerboard Group decreased by $16 million or 3.5%, amounting to $443 million for the nine-month period ended September 30, 2003 compared to $459 million for the same period in 2002. Containerboard shipments were relatively unchanged over the period while shipments of corrugated products increased 4 %. During the nine-month period ended September 30, 2003, average net selling prices for containerboard decreased by 7% while corrugated products saw their selling prices decrease by 5% compared to the same period in 2002.

Net sales for the Specialty Products Group increased by $12 million or 4% to $350 million, for the nine-month period ended September 30, 2003, versus $338 million for the same period in 2002. Within this Group, the moulded pulp sector saw its contribution decrease by $11 million as a result of the sale of its retail egg carton business in the third quarter of 2002. The building materials sector experienced a $7 million reduction in its net sales contribution, reflecting weaker market conditions but also a three-month strike in one of its plants. Net sales were also impacted by the appreciation of the Canadian dollar and the Euro compared to the U.S. dollar. These decreases were offset by the positive contribution of the paper mill packaging sector which explains $4 million of additional net sales. The non-integrated de-inked pulp units increased their contribution by $18 million which is almost totally explained by the contribution of the Greenfield S.A.S. 50% joint venture which was established during the first quarter of 2003.

Net sales for the Tissue paper Group decreased by $13 million, or 2.6%, to $493 million for the nine-month period ended September 30, 2003 versus $506 million for the same period in 2002. The acquisition of assets in the United States in June, 2002 explains a $58 million increase in net sales. Net selling prices were lower during the nine-month period ended September 30, 2003 in comparison with the same period in 2002, as a result of the devaluation of the U.S. dollar and weak demand for tissue products but also because of a different mix of products sold. The first nine months of 2003 were characterized by a decrease of 7.5% in shipments, excluding the June, 2002 assets acquisition, due to increased competitive activities following the start-up of new capacities in the North American market.

Net sales for the Fine papers Group decreased by $33 million, or 6%, to $541 million for the nine-month period ended September 30, 2003 versus $ 574 million for the same period in 2002. The lower U.S. dollar impacted export and domestic prices for both coated and uncoated papers and shipments of paper decreased by 8% when compared to 2002. The distribution division, Cascades Resources, contributed $1 million less in sales, with total sales of $311 million over the period. Cascades Resources was able to maintain its sales level as coated papers weighted less in their product offering than they have in the past, having been replaced by graphic art and industrial printing supplies.

OPERATING INCOME. The Company generated operating income of $95 million for the nine-month period ended September 30, 2003, compared to $220 million for the same period in 2002, representing a 57% decrease. The operating margin decreased from 8.7% in the first nine months of 2002 to 3.9% during the same period in 2003.

The most important factor that explains the decrease in operating income and margins is the price decreases experienced in most of the operating sectors, mostly the reflection of difficult market conditions in North America and Europe. The devaluation of the U.S. dollar which impacted the proceeds of export sales from Canada and Europe also contributed to reducing Canadian dollar prices on the domestic market, reflecting the reality of North American pricing for several of the Company's product lines. Overall business volumes, excluding volumes provided by acquisitions completed in the last year, were lower for most business sectors, reflecting reduced economic activity.

The monthly average list price for old corrugated containers (OCC) decreased by approximately 7% during the nine-month period.

The monthly average list price for sorted office papers (SOP) was 28% higher as price of old newspapers (ONP) increased by 20% during the same period.

Natural gas costs stood at $9.23 per gigajoule during the first nine months of 2003 compared to $7.29 per gigajoule for the first nine months of 2002, representing a 27% increase.

Cost of sales increased as a percentage of net sales given that the increases in the cost of fibre and energy were higher than the Company's ability to increase its selling prices. Also, given generally lower shipments, the fixed

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portion of manufacturing costs had to be amortized over a lesser volume of production. Selling and administrative expenses increased as a percentage of net sales for the same reasons.

Operating income for the Packaging products segment stood at $57 million for the nine-month period ended September 30, 2003 compared to $109 million for the same period in 2002, representing a 48% decrease. Shipment levels were lower in the European Boxboard sector, reflecting difficult market condition. The Containerboard Group benefited from the contribution of the new Schenectady plant acquisition.

Operating income for the Tissue paper Group stood at $27 million for the nine-month period ended September 30, 2003, compared to $80 million for the same period in 2002, representing a 66% decrease. This Group was impacted by higher recycled papers and energy prices, a decrease in the average selling price due to a different mix of product sold, and also by expenses associated with the start-up of the assets acquired in June, 2002. Selling, general and administrative expenses increased due to the restructuring of its US sales force.

Operating income for the Fine papers Group stood at $1 million for the nine-month period ended September 30, 2003, compared to $22 million for the same period in 2002. Lower shipments and generally lower selling prices for both coated and uncoated papers, which was amplified by the depreciation of the U.S. dollar, impacted this Group. Operating income was also impacted by higher fibre and energy costs and by generally poor market conditions. Market related downtime was necessary during the period in both coated and uncoated mills.

DEPRECIATION AND AMORTIZATION. Depreciation and Amortization increased to $106 million for the nine-month period ended September 30, 2003 from $104 million in the corresponding period of 2002, primarily as a result of recent acquisitions.

INTEREST EXPENSE. Interest expense increased by $10 million, to $64 million for the nine-month period ended September 30, 2003. This increase is mostly explained by the refinancing of substantially all of the credit facilities of the company, which substituted a portion of the Company's floating rate debt with $US 450 million of 7.25% senior notes. The company also proceeded during the third quarter with an additional financing of $US 100 million 7.25% senior notes at a price of 104.50% for an effective interest rate of 6.608%.

UNUSUAL LOSSES (GAINS). For the nine-month period ended September 30, 2003, the Company recorded unusual losses of $21 million compared to an unusual loss of $4 million for the nine-month period ended September 30, 2002. Unusual items for the nine-month period ended September 30, 2003, consisted of:

- a loss of $8 million reflecting the premium paid for the early redemption of senior notes issued by a subsidiary;

- a loss of $3 million resulting from the write-off of deferred financing costs associated with long-term debts that were refinanced or redeemed.

- a loss of $7 million reflecting the Company's 50% share of the premium paid for the early redemption of CAN$100 million and US$150 million senior notes issued by Norampac, a joint venture company in the containerboard sector; and

- a loss of $3 million resulting in the Company's 50% share of the write-off of deferred financing costs related to the Norampac refinancing;

Unusual items for the first nine months of 2002 consisted of:

- a gain of $1 million resulting from the dilution of an investment in a significantly influenced company;

- a loss of $11 million reflecting expenses related to business closures and a loss on business disposal in the Packaging segment, following the announcement of the closing of a folding carton plant in Ontario and the disposal of the retail egg carton business; and

- a gain of $6 million resulting from the reduction by the Court of First instance of the European Communities of a fine imposed in 1994.

PROVISION FOR INCOME TAXES. The income tax provision for the nine-month period ended September 30, 2003 amounted to $15 million, representing an effective tax rate of 23%. If we exclude the impact of unusual losses

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and the foreign exchange gain on U.S. denominated debt, the tax rate would stand at 49%. The effective rate is higher than usual mainly because of the impact of operating losses incurred by some subsidiaries during the first nine months of 2003 for which tax benefits were not recognized.

NET EARNINGS. As a result of the foregoing factors, net earnings decreased by $80 million, or 62%, to $49 million or $0.59 per share for the nine-month period ended September 30, 2003 versus $129 million or $1.58 per share for the same period in 2002.

The nine-month period ended September 30, 2003 results include unusual after-tax losses of $18 million or $0.22 per share and an after-tax foreign exchange gain on U.S. denominated long-term debt of $48 million or $0.59 per share.

The September 30, 2002 results include unusual after-tax gains of $16 million or $0.20 per share including the Company's share of a gain realized in the first quarter of 2002 by an affiliated company, Boralex Inc.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATIONS. Cash flows from operations totalled $44 million for the first nine months of 2003 compared to $208 million for the same period in 2002. This decrease is primarily due to a decrease in profitability and uses of liquidity to fund working capital requirements.

Changes in non cash working capital components amounted to a use of funds of $83 million for the first nine months of 2003. Difficult economic conditions combined with lower business activities are the main reasons for this working capital increase. The Company also increased its recycled papers inventory to manage the pricing volatility of this raw material. One of our subsidiaries also ended its accounts receivable securitization program during the first quarter of the year, which explains approximately $11 million of the increase.

INVESTMENT ACTIVITIES. For the first nine months of 2003, investment activities required total cash resources of $94 million. The Company invested $78 million in property, plant and equipment. The Company also invested $1 million to acquire a 50% share of a French de-inked pulp mill and $10 million (US$7 million), representing its 50% share of the cash portion of a business acquisition through Norampac, a joint venture company in the Containerboard Group. The Company also invested $5 million in other assets mainly to increase its participation in Boralex Inc., a significantly influenced company from 40% to 43%.

Subsequent to the end of the quarter, on October 1, 2003, the Company increased its participation in Dopaco Inc., a North-American leader in boxboard-based packaging for the quick service restaurant industry, from 40% to 50%. The purchase price was $17 million (US$12 million). Dopaco's financial results will be consolidated proportionally with those of the Company starting October 1, 2003.

The 2003 capital expenditure budget which had been revised from $145 million to $125 million, earlier this year, is now expected to total approximately $100 million for 2003.

FINANCING ACTIVITIES. On February 5, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint ventures. First, the Company secured a new four-year revolving credit facility for CAN$500 million. The obligations under this new revolving credit facility are secured by the entire inventory and receivables of Cascades and its North American subsidiaries, excluding its joint ventures, and by the property, plant and equipment of three of its mills.In addition, the Company issued new unsecured 7.25% senior notes for an aggregate amount of US$450 million maturing in 2013. The aggregate net proceeds of these two transactions were used to repay existing credit facilities for an amount of approximately $695 million. During the first quarter, the Company also redeemed the US$125 million 8.375% senior notes due in 2007, issued by the subsidiary, Cascades Boxboard Group Inc., for a total consideration of $192 million. Transaction costs associated with this refinancing totalled $19 million. During the third quarter, the company proceeded with an additional financing of $US 100 million 7.25 % senior notes at a price of 104.50% for an effective interest rate of 6.608%. These senior notes also mature in 2013. The proceeds of these transactions have been used to reduce indebtedness under the revolving credit facility of the Company.

On May 28, 2003, a joint venture of the Company, Norampac, completed a series of financial transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Their obligations under this new revolving credit facility are secured by all

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inventory and receivables of Norampac and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting plants. In addition, Norampac issued new senior unsecured notes for an aggregate amount of US$250 million. These notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities and to redeem both of its US$150 million 9.50% and CAN$100 million 9.375% senior notes due in 2008.

As a result of these refinancings, the Company's future debt service requirements will consist primarily of interest expense on its outstanding debt. The Company will have limited amortization requirements to service the debts of its subsidiaries and joint ventures that have not been refinanced. The Company believe that these refinancings will result in a simpler capital structure and will extend the maturities of the debt by providing improved liquidity and flexibility to meet future capital requirements.

During the first nine months of the year, the Company redeemed 275,000 of its common shares for approximately $4 million on the open market in accordance with its issuer bid. In addition, the Company redeemed 4,300,000 class B preferred shares of a subsidiary, convertible into common shares of the company, for an aggregate redemption amount of $16 million.

Considering the dividends paid and the shares repurchased during the first nine months of the year for the respective amounts of $11 million and $20 million, total debt, including bank loan and advances, decreased by $5 million during the first nine months of 2003.

CONSOLIDATED FINANCIAL POSITION AS AT SEPTEMBER 30, 2003

The Company's working capital stood at $516 million as at September 30, 2003, at a ratio of 1.98:1. At the end of the 2002, the working capital stood at $386 million at a ratio of 1.61: 1. The Company's refinancing which substituted a portion of short-term debt with longer maturity terms, largely explains the improvement of the working capital ratio.

Long-term debt, including the current portion, totalled $1.2 billion at the end of the third quarter of 2003 compared to $1.1 billion as at December 31, 2002. On the new $500 million revolving credit facility, the Company had approximately $375 million available at the end of the third quarter of 2003.

Total net indebtedness remained stable at $1.2 billion as at September 30, 2003 and 2002. Despite net earnings generated during the period, shareholders' equity declined from an amount of $1.1 billion at the end of 2002 to $1.0 billion at the end of the third quarter of 2003, due to the decrease of the cumulative translation adjustments resulting from a lower U.S. dollar. Consequently, the net funded debt to total capitalization ratio increased from 46.8% as at December 31, 2002 to 47.2% as at September 30, 2003.

NORMAL COURSE ISSUER BID

The Toronto Stock Exchange has approved the Company's application to purchase on the open market up to a maximum of 5% of its common shares issued and outstanding, between March 11, 2003 and March 10, 2004, representing 4,091,424 common shares. These purchases are made in accordance with the requirements of the Toronto Stock Exchange related to normal course issuer bids. The price, which the Company pays for any common shares, is the market price at the time of acquisition plus brokerage fees. Shareholders may obtain, without charge, a copy of the documents filed with the regulatory authorities concerning such purchases by writing to the Secretary of the Company. The Company purchased 275,000 common shares during the last twelve months for approximately $4 million.

OUTLOOK FOR THE REMAINDER OF 2003

Management expects market conditions to remain difficult for most of its operating segments for the rest of 2003. The announced improvements in the general economy have not yet translated into improved and sustained demand for printing, packaging and tissue paper. Ultimately, strong demand growth is required to trigger a pricing recovery. In all of the segments, the sudden appreciation of the Canadian dollar and the generally low level of economic activity has impacted business conditions and profitability. Going forward, the Company may take market-related downtime to adjust production levels to customer demands.

In the Boxboard Group, the European market should continue to be weak, especially in the recycled board market and the North-American market should remain very competitive.

The Containerboard Group will continue to curtail its production levels to meet customer demand. It will also continue to seek acquisition opportunities, mostly in the United States, that would allow it to further increase its North American integration level which, at the end of the third quarter, stood at 63%.

For the Tissue paper Group, market conditions are expected to remain difficult in the away from home segment, given the recent introduction of new capacities in the market and a weak U.S. economy. In the retail segment, major producers should continue their aggressive promotional campaigns.

Lastly, in the Fine papers Group, the pricing environment should remain weak. The level of economic activity from commercial printers remains low and no rebound is expected this year. The Company will continue to curtail production over the course of the following months both in coated and uncoated papers.

White grades of recycled papers, which can be used as virgin pulp substitutes, have shown substantial price increases in 2003 and have recently seen this trend reversed. Old corrugated containers (OCC) have recently stabilized in prices. Export markets remain very active, although North-American consumption has decreased and availabitily remains high. Currently, much supply is available. However, prices may rebound significantly at the beginning of the new year and the Company intends to continue building inventories at current price levels.

SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES

Operating Income before Depreciation and Amortization is not a measure of performance under Canadian GAAP. We include Operating Income before Depreciation and Amortization because it is the measure used by our management to assess the operating and financial performance of our operating segments. In addition, we believe that Operating Income before Depreciation and Amortization provides an additional measure often used by investors to assess a company's operating performance, leverage and liquidity, and its ability to meet debt service requirements. However, Operating Income before Depreciation and Amortization does not represent, and should not be used as a substitute for operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP and Operating Income before Depreciation and Amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of Operating Income before Depreciation and Amortization may differ from that of other companies.

Set forth below is a reconciliation of consolidated Operating Income before Depreciation and Amortization to cash provided by (used in) operating activities and net earnings which we believe to be the closest Canadian GAAP performance and liquidity measures to Operating Income before Depreciation and Amortization.

                                                   FOR THE 3-MONTH PERIODS ENDED         FOR THE 9-MONTH PERIODS ENDED
                                                           SEPTEMBER 30,                         SEPTEMBER 30,
                                                       2003               2002               2003               2002
                                                 ---------------------------------------------------------------------
NET EARNINGS                                              4                 34                 49                129
Share of results attributed to non-controlling
   interests                                             --                 --                 --                  1
Share of results of significantly influenced
   companies                                             (1)                (1)                 1                (22)
Provision for income taxes                                6                 19                 15                 54
Unusual losses                                           --                 --                 21                  4
Foreign exchange loss (gain) on long-term debt
                                                         --                  4                (55)                --
Interest expense                                         22                 18                 64                 54
                                                 ---------------------------------------------------------------------

OPERATING INCOME                                         31                 74                 95                220

Depreciation and Amortization                            35                 36                106                104
                                                 ---------------------------------------------------------------------

OPERATING INCOME BEFORE DEPRECIATION AND
   AMORTIZATION                                          66                110                201                324
                                                 =====================================================================

                                                   FOR THE 3-MONTH PERIODS ENDED         FOR THE 9-MONTH PERIODS ENDED
                                                           SEPTEMBER 30,                          SEPTEMBER 30,
                                                       2003               2002               2003               2002
                                                 ---------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                36                100                 44                208
Change in non-cash working capital components             1                (15)                83                 28
Depreciation and amortization                           (35)               (36)              (106)              (104)
Current income taxes                                      9                  9                 20                 41
Interest expense                                         22                 18                 64                 54
Other non-cash adjustments                               (2)                (2)               (10)                (7)
                                                 ---------------------------------------------------------------------

OPERATING INCOME                                         31                 74                 95                220

Depreciation and Amortization                            35                 36                106                104
                                                 ---------------------------------------------------------------------

OPERATING INCOME BEFORE DEPRECIATION AND
   AMORTIZATION                                          66                110                201                324
                                                 =====================================================================

ADDITIONAL INFORMATION

                                                             FOR THE 3-MONTH PERIODS              FOR THE 9-MONTH PERIODS
                                                               ENDED SEPTEMBER 30,                  ENDED SEPTEMBER 30,
(in millions of Canadian dollars, except shipments and         2003            2002                2003            2002
share information)
(unaudited)
------------------------------------------------------------------------------------------------------------------------------
Common shares - Toronto Stock Exchange
                            High                         $         14.93   $         17.50   $         16.87   $         18.25
                            Low                          $         12.95   $         13.80   $         11.56   $         10.30
                            Volume                             4,630,000         7,739,000        19,254,000        30,990,000
------------------------------------------------------------------------------------------------------------------------------

SHIPMENTS (IN THOUSANDS)
PACKAGING PRODUCTS
   Boxboard (S.T.)
     Manufacturing                                                   214               219               652               683
     Converting                                                       28                33                90               100
   Containerboard (1)
     Manufacturing (S.T.)                                            186               185               546               545
     Converting (square feet)                                      1,759             1,671             5,046             4,837
TISSUE PAPER (S.T.)                                                   94                94               279               249
FINE PAPERS (S.T.)
   Uncoated papers                                                    32                39               107               116
   Coated papers                                                      30                41               107               117

---------------
(1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

                                                          As at         As at
                                                        September      December
                                                           30,            31,
                                              Note        2003           2002
                                             ------   ------------   ------------
                                                      (unaudited)
  ASSETS
  CURRENT ASSETS
  Cash and cash equivalents                                     32             38
  Accounts receivable                                          522            500
  Inventories                                                  488            478
                                                      ---------------------------
                                                             1,042          1,016

  Property, plant and equipment                              1,517          1,604
  Other assets                                    5            260            260
  Goodwill                                                      78             79
                                                      ---------------------------
                                                             2,897          2,959
                                                      ===========================

  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
  Bank loans and advances                                       30            100
  Accounts payable and accrued liabilities                     444            483
  Current portion of long-term debt                             52             47
                                                      ---------------------------
                                                               526            630

  LONG-TERM DEBT                                  6          1,108          1,048
  OTHER LIABILITIES                               7            218            216
  SHAREHOLDERS' EQUITY
  Capital stock                                  11            264            268
  Retained earnings                                            775            749
  Cumulative translation adjustments                             6             48
                                                      ---------------------------
                                                             1,045          1,065
                                                      ---------------------------
                                                             2,897          2,959
                                                      ===========================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of Canadian dollars, except per share amounts)
(unaudited)

                                                                          For the 3-month                 For the 9-month
                                                                           periods ended                   periods ended
                                                                           September 30,                   September 30,
                                                                    -----------------------------------------------------------
                                                            Note        2003            2002            2003           2002
                                                           ------   -----------------------------------------------------------
SALES                                                                        840             933           2,612          2,696
Cost of delivery                                                              48              59             167            164
                                                                    -----------------------------------------------------------
NET SALES                                                                    792             874           2,445          2,532
                                                                    -----------------------------------------------------------
COST OF SALES AND EXPENSES
Cost of sales                                                  10            637             670           1,972          1,936
Selling and administrative expenses                                           89              94             272            272
Depreciation and Amortization                                                 35              36             106            104
                                                                    -----------------------------------------------------------
                                                                             761             800           2,350          2,312
                                                                    -----------------------------------------------------------

OPERATING INCOME                                                              31              74              95            220
Interest expense                                                              22              18              64             54
Foreign exchange loss (gain) on long-term debt                                --               4             (55)            --
Unusual losses                                                  2             --              --              21              4
                                                                    -----------------------------------------------------------
                                                                               9              52              65            162
PROVISION FOR INCOME TAXES                                                     6              19              15             54
SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED COMPANIES          3             (1)             (1)              1            (22)
SHARE OF RESULTS ATTRIBUTED TO NON-CONTROLLING INTERESTS                      --              --              --              1
                                                                    -----------------------------------------------------------
NET EARNINGS FOR THE PERIOD                                                    4              34              49            129
                                                                    -----------------------------------------------------------
BASIC NET EARNINGS PER COMMON SHARE                                 $       0.04    $       0.41    $       0.59   $       1.58
                                                                    -----------------------------------------------------------
DILUTED NET EARNINGS PER COMMON SHARE                               $       0.04    $       0.40    $       0.59   $       1.56
                                                                    -----------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                  81,660,268      81,766,518      81,732,319     81,377,514
                                                                    ===========================================================

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(in millions of Canadian dollars)
(unaudited)

                                                                          For the 3-month                 For the 9-month
                                                                           periods ended                   periods ended
                                                                           September 30,                   September 30,
                                                                    ----------------------------    ---------------------------
                                                            Note        2003            2002            2003           2002
                                                           ------   ------------    ------------    ------------   ------------
BALANCE - BEGINNING OF PERIOD                                                775             682             749            594
Change in accounting policies                                                 --              --              --            (21)
                                                                    -----------------------------------------------------------
As restated                                                                  775             682             749            615
Net earnings for the period                                                    4              34              49            129
Dividends                                                                     (4)             (4)            (11)            (8)
Excess of the common shares redemption price on their
   paid-up capital                                                            --              --              (2)            (3)
Excess of the preferred shares of a subsidiary redemption
   price on their recorded capital                             11             --              --             (10)            --
                                                                    -----------------------------------------------------------
BALANCE - END OF PERIOD                                                      775             712             775            712
                                                                    ===========================================================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED STATEMENTS OF CASH FLOWS

     (in millions of Canadian dollars)
     (unaudited)

                                                                    For the nine-month              For the nine-month
                                                                    periods ended                   periods ended
                                                                    September 30,                   September 30,
                                                                    ----------------------------    ---------------------------
                                                            Note        2003            2002            2003           2002
                                                           ------   ------------    ------------    ------------   ------------
OPERATING ACTIVITIES
Net earnings for the period                                                    4              34              49            129
Items not affecting cash
     Depreciation and Amortization                                            35              36             106            104
     Foreign exchange loss (gain) on long-term debt                           --               4             (55)            --
     Unusual losses                                                           --              --              21              4
     Future income taxes                                                      (3)             10              (5)            13
     Share of results of significantly influenced
       companies                                                              (1)             (1)              1            (22)
     Share of results attributed to non-controlling
       interests                                                              --              --              --              1
     Other                                                                     2               2              10              7
                                                                    -----------------------------------------------------------
                                                                              37              85             127            236
Change in non-cash working capital components                               (1)             15             (83)           (28)
                                                                    -----------------------------------------------------------
                                                                              36             100              44            208
                                                                    -----------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                    (24)            (28)            (78)           (78)
Other assets                                                                  (5)            (18)             (5)           (18)
Business acquisitions, net of cash acquired                     4             --              --             (11)          (127)
Business disposals, net of cash disposed                                      --               4              --              4
                                                                    -----------------------------------------------------------
                                                                             (29)            (42)            (94)          (219)
                                                                    -----------------------------------------------------------

FINANCING ACTIVITIES
Bank loans and advances                                                       (5)             (7)            (68)            16
Issuance of senior notes, net of related expenses               6            137              --             974             --
Change in revolving credit facilities, net of related
   expenses                                                                 (142)             --             135             --
Increase in other long-term debt                                               2             (18)             46            104
Payments of other long-term debt                                              (3)            (11)           (992)           (80)
Premium paid on the redemption of unsecured senior
   notes                                                                      --              --             (15)            --
Non-controlling interests                                                     --              (1)             --             (7)
Net proceeds from issuance of shares                                          --              --               1              2
Redemption of common shares and preferred shares of a
   subsidiary                                                                 --              --             (20)            (3)
Dividends                                                                     (4)             (3)            (11)            (7)
                                                                    -----------------------------------------------------------
                                                                             (15)            (40)             50             25
                                                                    -----------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                         (8)             18              --             14
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS                          --               2              (6)             2
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                               40              27              38             31
                                                                    -----------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                     32              47              32             47
                                                                    ===========================================================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of Canadian dollars)
(unaudited)

1 ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

GUARANTEES
On January 1, 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disclosure of guarantees. Under this new guideline, entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, the carrying amount of the related liability and information about recourse or collateral.

The Company has guaranteed the payment of approximately $5 million under operating leases held by third parties. The Company also guaranteed residual values at expiration of lease contracts of certain equipment for an approximate amount of $3 million. Management of the Company does not believe that they are likely to be called upon and, as such, no liability has been recognized in the consolidated financial statements.

LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS
In 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disposal of long-lived assets and discontinued operations, which applies to disposal activities initiated on or after May 1, 2003. This new section sets standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also sets standards for the presentation and disclosure of discontinued operations. The adoption of this standard did not impact the interim consolidated financial statements.

2 UNUSUAL LOSSES

The Company realized a loss of $11 million during the first quarter, resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to an $8 million premium paid to redeem the 8.375% senior notes of a subsidiary and the write-off of related financing costs for an amount of $3 million.

A joint venture of the Company realized a loss of $20 million in the second quarter resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to a $14 million premium paid to redeem its CAN$100 million and US$150 million senior notes, in addition to the write-off of related financing costs for an amount of $6 million. The Company's 50% share of the loss amounted to $10 million.

3 SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED COMPANIES

A significantly influenced company, Boralex Inc., adjusted the gain realized in 2002 on the disposition of seven power stations to an income fund. The Company thus recorded in the first quarter its share of that adjustment representing a loss of $3 million net of related future income taxes.

4 BUSINESS ACQUISITIONS

On March 6, 2003, the Company acquired 50% of the assets of La Compagnie Greenfield S.A. in its packaging products group for $0.6 million (euro 0.3 million). On April 14, 2003, a joint venture of the Company acquired a corrugated products converting plant in its packaging products group, located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is $31 million ($US 21 million) and is comprised of $20 million ($US 14 million) in cash and all the operating assets of its Dallas Fort-Worth, Texas plant valued at $11 million ($US 7 million). The Company's 50% share in the cash portion of the purchase price amounted to $10 million ($US 7 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in goodwill of 1 million $ which is deductible for tax purposes.

ACQUIRED COMPANIES                              Greenfield     Schenectady        Total
-------------------------------------------------------------------------------------------
                                                Packaging       Packaging
BUSINESS SEGMENT                                 products        products
                                               --------------------------------------------
Accounts receivable                                      --               2               2
Inventories                                               2               2               4
Property, plant and equipment                            --              11              11
Goodwill                                                 --               1               1
                                               --------------------------------------------
                                                          2              16              18
                                               --------------------------------------------
Accounts payable                                         (1)             (1)             (2)
                                               --------------------------------------------
                                                          1              15              16
Less:  Fair market value of assets exchanged             --              (5)             (5)
                                               --------------------------------------------
TOTAL CONSIDERATION                                       1              10              11
                                               ============================================

5 OTHER ASSETS

                                                     September 30,    December 31,
                                                         2003             2002
                                                    -------------------------------
Investments in significantly influenced companies              166              176
Other investments                                                8                8
Deferred charges                                                34               21
Employee future benefits                                        49               52
Other definite-life intangible assets                            3                3
                                                    -------------------------------
                                                               260              260
                                                    ===============================

6 LONG-TERM DEBT

On February 5, 2003, the Company completed a series of financial transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. We secured a new four-year revolving credit facility of CAN$500 million. Our obligations under this new revolving credit facility are secured by all the inventory and receivables of Cascades and its North American subsidiaries and by the property, plant and equipment of three of its mills. In addition, we issued new senior unsecured notes for an aggregate amount of US$450 million. These notes bear a 7.25% coupon and will mature in 2013. The aggregate proceeds of these two transactions, combined with our available cash on hand, were used to repay the existing credit facilities for an amount of approximately $695 million at the time of refinancing. On March 12, 2003 the Company also redeemed the US$125 million 8.375% senior notes due in 2007 issued by our subsidiary, Cascades Boxboard Group Inc.

On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of financial transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Their obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac Inc. and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new senior unsecured notes for an aggregate amount of US$250 million. These notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both of its US$150 million 9.50% and CAN$100 million 9,375% senior notes due in 2008.

On June 27, 2003, the Company purchased 611,336 class A preferred shares of a subsidiary for a consideration of $16 million.

On July 8, 2003, the Company completed a private placement of US$100 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February, as described above. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.608%. The proceeds of this financing was used to reduce indebtedness under the revolving credit facility of the Company.

                                                     September 30,    December 31,
                                                         2003             2002
                                                    -------------------------------
Unsecured senior notes                                         743              197
Revolving credit facility                                      123              438
Other debt from subsidiaries                                    80              253
Other debt from joint ventures                                 214              207
                                                    -------------------------------
                                                             1,160            1,095
                                                    ===============================

7 OTHER LIABILITIES

                                                     September 30,    December 31,
                                                         2003             2002
                                                    -------------------------------
Employee future benefits                                        74               72
Future income taxes                                            142              142
Non-controlling interests                                        2                2
                                                    -------------------------------
                                                               218              216
                                                    ===============================

8 STOCK OPTION PLAN

During the nine-month period ended September 30, 2003, the Company issued 321,735 stock options having a weighted average fair value of $4.36 per option. In 2003, approximately $1 million has been recognized as expenses for options granted since January 1, 2002.

9 INTERESTS IN JOINT VENTURE

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

                                                                  For the 3-month         For the 9-month
                                                                   periods ended           periods ended
                                                                   September 30,           September 30,
                                                                --------------------------------------------
                                                                  2003        2002        2003        2002
                                                                --------------------------------------------
Consolidated balance sheets (as at December 31 for 2002 data)
   Current assets                                                                            210         191
   Long-term assets                                                                          454         465
   Current liabilities                                                                        95         123
   Long-term debt, net of current position                                                   209         182

Consolidated statements of earnings
   Sales                                                             180         187         540         537
   Depreciation and Amortization                                       8           8          23          22
   Operating income                                                   18          23          48          65
   Interest expense                                                    4           5          14          14
   Net earnings                                                       10          11          21          34

Consolidated statements of cash flows
   Operating activities                                               19          16          11          21
   Investing activities                                               (9)         (4)        (32)        (43)
   Financing activities                                              (13)         (4)         17          31

Additional information (as at December 31 for 2002 data)
   Cash and cash equivalents                                                                   8          13
   Total assets                                                                              664         656
   Total debt(1)                                                                             219         218
   Dividends received by the Company from joint ventures                                      14          17

----------
(1) Includes bank loans and advances, current portion of long-term debt and long-term debt.

10 SUPPLEMENTAL DISCLOSURE

                                                                    For the 3-month       For the 9-month
                                                                     periods ended         periods ended
                                                                     September 30,         September 30,
                                                                  ------------------------------------------
                                                                    2003       2002       2003        2002
                                                                  ------------------------------------------
a)  COST OF SALES
    Gain (loss) on foreign exchange                                      1          4         (8)          1

b)  STATEMENT OF CASH FLOW
    Interest paid                                                       38         26         71          60
    Income taxes paid                                                    6         12         32          50
    Business acquisition in exchange of non monetary
      consideration                                                     --         --          5           6
    Settlement of dissenting shareholders by issuance of common
    shares                                                              --         --         --           5

11 CAPITAL STOCK

As at September 30, 2003, the capital stock issued and outstanding consisted of 81,678,042 common shares (81,826,272 as at December 31, 2002). As at October 29, 2003, 81,678,042 common shares were issued and outstanding. As at September 30, 2003, 1,552,026 stock options were issued and outstanding.

On June 3, 2003, the Company purchased 4,300,000 class B preferred shares of a subsidiary for a consideration of $16 million. The excess of the redemption price of $10 million over the recorded capital was included in retained earnings.

12 CONTINGENCY

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors would have colluded to unduly reduce market competition between paper marchants in Canada. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company's management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. However, based on the information currently available, the Company's management does not believe that this matter will have a material adverse effect on the Company's business, results of operations or financial condition.

13 SUBSEQUENT EVENT

On October 1, 2003, the Company increased its investment from 40% to 50% in Dopaco, Inc., a producer of boxboard packaging for the quick service restaurant industry, for a consideration of $17 million (US$12 million). The balance sheet and results of Dopaco, Inc. will be consolidated on a proportionate basis from October 1, 2003. The purchase price allocation has not been completed as the fair value of the property, plant and equipment will be determined during the fourth quarter of 2003.

                        CONSOLIDATED FINANCIAL STATEMENTS

   SELECTED SEGMENTED INFORMATION

   (in millions of Canadian dollars)
   (unaudited)

                                                   For the 3-month        For the 9-month
                                                    periods ended          periods ended
                                                    September 30,          September 30,
                                                --------------------------------------------
                                                  2003        2002        2003        2002
                                                --------------------------------------------
NET SALES
PACKAGING PRODUCTS
   Boxboard
       Manufacturing                                 164         177         520         532
       Converting                                     58          67         177         194
       Eliminations and others                         2          (2)          7          (6)
                                                --------------------------------------------
                                                     224         242         704         720
   Containerboard(1)
       Manufacturing                                  78          89         243         258
       Converting                                    119         124         351         355
       Eliminations and others                       (50)        (54)       (151)       (154)
                                                --------------------------------------------
                                                     147         159         443         459
   Specialty products                                118         116         350         338
   Eliminations                                      (10)        (12)        (30)        (26)
                                                --------------------------------------------
                                                     479         505       1,467       1,491
TISSUE PAPERS
   Manufacturing                                     149         167         449         442
   Distribution                                       25          26          65          79
   Eliminations                                       (7)         (6)        (21)        (15)
                                                --------------------------------------------
                                                     167         187         493         506
FINE PAPERS
   Manufacturing                                      78         105         277         309
   Distribution                                      101         106         311         312
   Eliminations                                      (14)        (16)        (47)        (47)
                                                --------------------------------------------
                                                     165         195         541         574
Eliminations                                         (19)        (13)        (56)        (39)
                                                --------------------------------------------
CONSOLIDATED TOTAL                                   792         874       2,445       2,532
============================================================================================

   (1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

                        CONSOLIDATED FINANCIAL STATEMENTS

   SELECTED SEGMENTED INFORMATION

   (in millions of Canadian dollars)
   (unaudited)

                                                   For the 3-month        For the 9-month
                                                    periods ended          periods ended
                                                    September 30,          September 30,
                                                --------------------------------------------
                                                  2003        2002        2003        2002
                                                --------------------------------------------
OPERATING INCOME BEFORE DEPRECIATION AND
   AMORTIZATION
PACKAGING PRODUCTS
   Boxboard
       Manufacturing                                  10          20          33          64
       Converting                                      3           1           7           5
       Others                                          1           1           5          --
                                                --------------------------------------------
                                                      14          22          45          69
   Containerboard(1)
       Manufacturing                                   7          11          16          34
       Converting                                     16          14          40          39
       Others                                          1           3           9           6
                                                --------------------------------------------
                                                      24          28          65          79
   Specialty products                                 10          14          27          43
                                                --------------------------------------------
                                                      48          64         137         191
TISSUE PAPERS
   Manufacturing                                      19          34          54          96
   Distribution                                        1           3           1           7
                                                --------------------------------------------
                                                      20          37          55         103
FINE PAPERS
   Manufacturing                                      (4)          6          --          21
   Distribution                                        2           3           9           9
                                                --------------------------------------------
                                                      (2)          9           9          30
                                                --------------------------------------------
OPERATING INCOME BEFORE DEPRECIATION AND
   AMORTIZATION                                       66         110         201         324
                                                --------------------------------------------

DEPRECIATION AND AMORTIZATION
   Boxboard                                          (11)        (13)        (34)        (37)
   Containerboard(1)                                 (10)         (9)        (28)        (27)
   Specialty products                                 (6)         (6)        (18)        (18)
   Tissue paper                                       (9)         (9)        (28)        (23)
   Fine papers                                        (2)         (2)         (8)         (8)
   Elimination                                         3           3          10           9
                                                --------------------------------------------
                                                     (35)        (36)       (106)       (104)
                                                --------------------------------------------

OPERATING INCOME                                      31          74          95         220
============================================================================================

   (1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

                        CONSOLIDATED FINANCIAL STATEMENTS

   SELECTED SEGMENTED INFORMATION

   (in millions of Canadian dollars)
   (unaudited)

                                                   For the 3-month         For the 9-month
                                                    periods ended           periods ended
                                                    September 30,           September 30,
                                                --------------------------------------------
                                                  2003        2002        2003        2002
                                                --------------------------------------------
PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
PACKAGING PRODUCTS
   Boxboard
       Manufacturing                                   4           4          10          11
       Converting                                     --           1           2           5
       Others                                          3          --           5           1
                                                --------------------------------------------
                                                       7           5          17          17
   Containerboard(1)
       Manufacturing                                   3           2          10           9
       Converting                                      4           1           9           4
       Others                                          1          --           1          --
                                                --------------------------------------------
                                                       8           3          20          13
   Specialty products                                  5           4          16          16
                                                --------------------------------------------
                                                      20          12          53          46
TISSUE PAPERS
   Manufacturing                                       3          11          20          21
   Distribution                                       --          --          --          --
                                                --------------------------------------------
                                                       3          11          20          21
FINE PAPERS
   Manufacturing                                       1           5           4          11
   Distribution                                       --          --           1          --
                                                --------------------------------------------
                                                       1           5           5          11
                                                --------------------------------------------
CONSOLIDATED TOTAL                                    24          28          78          78
============================================================================================

   (1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Cascades Inc. is a leader in the manufacture of packaging products, tissue paper and specialty fine papers. Internationally, Cascades employs in excess of 14,000 people and operates some 150 modern and versatile operating units located in Canada, the United States, France, England, Germany, Sweden and Mexico. The Company recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading-edge de-inking technology, sustained research and development, and nearly 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades' common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.


INVESTOR RELATIONS

For further information:

Marc Jasmin, CMA
Director, Investor Relations
Cascades Inc.
772, Sherbrooke Street West
Montreal (Quebec)
H3A 1G1

Telehone: (514) 282-2681
Fax: (514) 282-2624

investisseur@cascades.com